Mail Stop 3561

May 11, 2009

Richard L. Yates
Senior Vice President, Corporate Controller and Acting Chief Financial Officer
Textron Inc.
40 Westminster Street
Providence RI 02903

> **Re: Textron Inc.**
> **File No. 001-05480**
> **Form 10-K: For the Fiscal Year Ended January 3, 2009**

Dear Mr. Yates:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended January 3, 2009

Backlog, page 5

1. We note your disclosure that a significant number of Cessna's customers have requested deferral of their scheduled jet delivery date. We believe that your disclosure could be improved with the addition of a table showing when you anticipate backlog orders to be filled, to the extent estimable. We believe that this would be meaningful to investors' understanding of when the backlog is expected to provide revenues and cash flows. Please consider revising accordingly.

Management Discussion and Analysis, page 17

Consolidated Results of Operations, page 18

2. Please enhance your discussion to provide an analysis of the underlying reasons for significant factors to which changes are attributable. For example, in your discussion of results of operations you state that revenues increased due to higher manufacturing volume due to, among other items, an increase in business jet deliveries. However, you do not provide any qualitative analysis that explains to investors what specifically caused the increase in business jet deliveries to occur. Refer to Item 303(a)(3) of Regulation S-K for guidance.

3. Please revise to discuss and analyze cost of sales separately, rather than solely in the context of segment profit.

4. We note that you discuss segment profit, which is determined on a basis that differs from amounts presented on your consolidated statements of operations. Please include a complete discussion of the reconciling items that reconciles the measure to the consolidated financial statements. Refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" prepared by Staff Members of the Division of Corporation Finance, Answer 19, for guidance.

Contractual Obligations, page 29

5. As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use judgment to determine whether to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, if applicable, the methodology used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Note 11: Shareholders' Equity, page, 72

Income per Common Share, page 72

6. In accordance with paragraph 40(c) of SFAS 128, please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief